FOR IMMEDIATE RELEASE               Contact:  Guy T. Marcus
February 16, 2000                             Vice President-Investor Relations
                                              214/978-2691

                                              Dirk Vande Beek
                                              Global Public Relations
                                              713/676-8097


                    HALLIBURTON ACQUIRES REMAINING PES SHARES

    PES Acquisition provides Halliburton Energy Services leadership position as provider of intelligent completion solutions.

         DALLAS, Texas - Halliburton Company (NYSE:HAL) today announced that the Company has declared unconditional its offer to acquire the approximately 74 percent of PES (International) Limited shares not currently owned by Halliburton. Holders owning 100 percent of the PES shares not already owned by Halliburton have accepted Halliburton's offer. After compliance with formalities regarding registering the shares, PES will be a wholly-owned subsidiary of Halliburton.

         Halliburton is exchanging its common stock for the 74 percent of the PES shares acquired by Halliburton. Halliburton is issuing 1,241,649 shares of Halliburton common stock to the former PES shareholders. Those shareholders will also receive rights for additional consideration of 845,676 to 2,114,236 shares of Halliburton common stock over the next 30 to 36 months. In total, the initial consideration plus rights consideration for the 74 percent of PES shares acquired will range from 2,087,325 to 3,355,885 shares of Halliburton common stock.

         Headquartered in Aberdeen, Scotland, PES is noted for development of innovative intervention and completion solutions and, in particular, its Surface Controlled Reservoir Analysis and Management System (SCRAMS(TM)) technology, which is the nerve center of Halliburton's SmartWell(TM) intelligent completion technology. PES's revenues were approximately $47 million (U.S.) and net income was about $1.2 million during the company's 1999 fiscal year ended March 31, 1999.

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Halliburton Company                     Page 2


         "PES is a service company leading the revolution of well completions technology", said Dave Lesar, president, Halliburton Company. "We believe their high level SCRAMS(TM) intelligent completion technology is the best available offering to date. This acquisition complements our Halliburton Energy Services business unit's strategy to be the preferred provider of real-time reservoir solutions."

         The PES SCRAMS(TM) technology uses a telemetry system and a combination of hydraulics and electronics to provide downhole sensing, communication and remote control of tool functions. This combination allows real-time surface interpretation of downhole conditions and the manipulation of production control devices to optimize reservoir performance.

         "The value of remote reservoir monitoring and control has been proven," said Edgar Ortiz, president, Halliburton Energy Services. "It allows the operator of an oil field to use real-time data to actively manage the reservoir by remote control."

         Producers can reconfigure a well's architecture at will and acquire real-time data without well intervention. Operators are able to minimize their risk in leveraging the value of wellbores to increase total recovery over time, varying flow regulation and to shut off or choke back water/gas after breakthrough.

         A recent installation in the North Sea is proof of the value of the SCRAMS(TM) technology. Of the installation, the operator said, "We're already producing from several reservoir zones simultaneously. With the SCRAMS(TM) technology, however, we can regulate the production from the various zones more effectively. Prior to the SCRAMS(TM) technology, if we discovered that a zone was producing water, time-consuming and expensive work was required to shut in that part of the formation. With the new technology, such operations can now be conducted from a personal computer in the platform's control room."

         "We are convinced that many onshore and offshore oil and gas wells will be serviced through SmartWell(TM) intelligent completions," said Ortiz. "As this gains market momentum, many of the traditional intervention related services will be replaced with SmartWell(TM) intelligent completions."

         "SmartWell(TM) intelligent completion technology improves reservoir productivity and eliminates or reduces costly traditional interventions" said Larry Kinch, chairman and CEO of PES (International) Limited. "The ability to manage the reservoir with remote monitoring and control offers an asset manager the opportunity to make production decisions in real-time that can result in a significant improvement of the value of the reservoir. Initial results are outstanding in some of the wells in which the SCRAMS(TM) technology has been deployed. Increased flow rates have doubled cash flow, paying off the capital equipment cost in a matter of weeks. The first personal computer workover took place after completing a real-time reservoir analysis. A wet zone was shut in and a dry oil zone opened up saving millions of dollars in potentially lost



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Halliburton Company                     Page 3


production and workover costs. What we are seeing here is the beginning of a revolution in reservoir optimization. A single well can now do the job of several, thereby reducing initial drilling capital expenditures while increasing cash flow and capital payback. A future bonus will be additional total oil recovery over and above present expectations."

         SmartWell(TM) intelligent completion technology is in its early growth stage. Currently the most common applications for intelligent completion solutions are deepwater, subsea, remote and/or hostile locations, which generally require substantial costs for well support work. However, as the technology expands, SmartWell(TM) intelligent completion solutions will be used to service the broader market of land and platform fields.

         Halliburton Energy Services provides products, services and integrated solutions for oil and gas exploration, development and production.

         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group and Dresser Equipment Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

Note:  SmartWell(TM) is a trademark of Halliburton Energy Services, Inc.
         SCRAMS(TM) is a trademark of PES (International) Limited

                                       ###

         Note: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended September 30, 1999 for a more complete discussion of such risk factors.


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